================================================================================


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   ----------

                                     FORM 11-K
                                   ANNUAL REPORT

                                   ----------

                             Pursuant to Section 15 (d)

                       of the Securities Exchange Act of 1934

                        for the year ended December 31, 1997

                      TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN
                              (Full title of the Plan)

                       TRUMP HOTELS AND CASINO RESORTS, INC.
            (Name of Issuer of the securities held pursuant to the Plan)

                                   2500 Boardwalk
                          Atlantic City, New Jersey 08401
                      (Address of principal executive office)

================================================================================

                      TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

      (FORMERLY TRUMP CASTLE CASINO RESORT BY THE BAY RETIREMENT SAVINGS PLAN)

               FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                                   TOGETHER WITH

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                      TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

         (formerly Trump Castle Resort By The Bay Retirement Savings Plan)

                             DECEMBER 31, 1997 AND 1996

                                       INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

     Statements of Net Assets Applicable to Participants' Equity as of December 31, 1997 and 1996

     Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1997

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December
                 31, 1997

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended December
                  31, 1997

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the

     Trump Castle Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Castle Hotel & Casino Savings Plan (formerly Trump Castle Casino Resort By The Bay Retirement Savings Plan) (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1997 and 1996, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 29, 1998

                      TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

         (formerly Trump Castle Resort By The Bay Retirement Savings Plan)

            STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                          AS OF DECEMBER 31, 1997 AND 1996

                                                               1997          1996
                                                            ----------    ----------
ASSETS:
  Cash                                                          $9,594       $14,283
  Investments at market value (Notes 1 and 3)-
   Pacific Fund                                              2,114,825     2,855,797
   Federal Securities Fund                                   2,434,240     2,578,044
   Capital Fund                                              6,598,997     5,851,624
   Basic Value Fund                                          9,743,550     7,168,959
   Growth Fund                                               5,657,165     4,203,149
   Global Allocation Fund                                    1,520,865     1,378,559
   Templeton Foreign Fund                                      210,316             0
   MFS Emerging Growth Fund                                    344,258             0
   Davis New York Venture Fund                                 865,109             0
   Delaware Trend Fund                                          31,474             0
   Trump Hotels And Casino Resorts, Inc. Common Stock          315,949             0
   Retirement Preservation Trust Fund                          146,143             0
   Ready Assets Trust Fund                                   4,196,054     4,753,197
  Participants' Loans Receivable                             4,424,600     3,013,072
  Receivables-
   Contributions Receivable from Plan Sponsor                        0       238,215
   Contributions Receivable from Participants                  245,022       273,138
                                                            ----------   -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY               $38,858,161  $32,328,037
                                                            ===========  ===========

               The accompanying notes to financial statements are
                     an integral part of these statements.

                                                                 Pacific
                                                                  Fund
                                                               ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                            $2,855,797
                                                               ----------

   Contributions-
     Participants                                                 358,703
     Plan Sponsor (net of forfeitures)                            118,135
     Participants Rollovers                                         1,271
                                                               ----------

           Total contributions                                    478,109

   Dividend income                                                332,173
   Interest income                                                 33,145
   Realized/unrealized appreciation (depreciation) of
     investments                                                 (454,755)
   Distributions to participants                                 (161,324)
   Loans issued to participants                                  (236,993)
   Loans principal repayments                                     124,797
   Transfers from (to) related plans                               (7,083)
   Interfund transfers (net)                                     (849,041)
   Administrative expenses                                              0
                                                               ----------
           Increase (decrease) in net assets                     (740,972)
                                                               ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year     $2,114,825
                                                               ==========


                                          TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

                              (formerly Trump Castle Resort By The Bay Retirement Savings Plan)

                            STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                                            FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                             Trump Hotels
                                                                             MFS         Davis                and Casino
  Federal                                           Global     Templeton   Emerging    New York   Delaware   Resorts, Inc.
Securities     Capital      Basic       Growth    Allocation    Foreign     Growth      Venture     Trend       Common
   Fund         Fund      Value Fund     Fund        Fund        Fund        Fund         Fund       Fund        Stock
-----------  ----------   ----------  ----------  ----------   ---------   --------    ---------  ---------  -------------
$2,578,044   $5,851,624   $7,168,959  $4,203,149  $1,378,559          $0          $0          $0         $0            $0
----------   ----------   ----------  ----------  ----------    --------    --------    --------    -------      --------

   334,617      564,883      714,319     686,303     225,683      26,732      28,753      57,193      5,479        18,591
   128,422      189,706      231,727     218,879      73,802       8,752      10,502      20,842      2,420         5,766
       543       51,121       90,967       3,248         220         892       1,667      16,250          0             0
----------   ----------   ----------  ----------  ----------    --------    --------    --------    -------      --------

   463,582      805,710    1,037,013     908,430     299,705      36,376      40,922      94,285      7,899        24,357

   162,473      562,169      728,782     440,382     199,028      20,682       3,295      34,893      2,531             0
    30,390       55,263       73,259      49,958      17,563       1,772       1,822       4,739        101         2,358

    42,831      612,092    1,341,517     346,543     (40,757)    (32,726)     (7,943)     (3,668)      (661)     (125,634)
  (183,939)    (617,048)    (633,842)   (260,038)   (130,008)     (1,637)       (209)       (836)      (479)       (7,703)
  (298,970)    (447,891)    (611,756)   (425,394)   (111,199)     (6,392)    (13,290)    (19,701)         0       (21,043)
   114,374      196,725      258,525     161,036      74,264       5,452      19,557      15,053        284         8,387
    (7,567)         437      (68,596)    (86,204)    (12,840)          0      (5,032)      4,016          0             0
  (466,978)    (420,084)     449,689     319,303    (153,450)    186,789     305,136     736,328     21,799       435,227
         0            0            0           0           0           0           0           0          0             0
----------   ----------   ----------  ----------  ----------    --------    --------    --------    -------      --------

 (143,804)      747,373    2,574,591   1,454,016     142,306     210,316     344,258     865,109     31,474       315,949
----------   ----------   ----------  ----------  ----------    --------    --------    --------    -------      --------

$2,434,240   $6,598,997   $9,743,550  $5,657,165  $1,520,865    $210,316    $344,258    $865,109    $31,474      $315,949
==========   ==========   ==========  ==========  ==========    ========    ========    ========    =======      ========


 Retirement    Ready      Participants'
Preservation   Assets         Loans      Cash and
  Trust Fund  Trust Fund   Receivable      Other       Total
------------  ----------  ------------  ----------   -----------
        $0    $4,753,197   $3,013,072    $525,636    $32,328,037
  --------    ----------   ----------    --------    -----------

     5,930       563,045            0     (20,255)     3,569,976
     2,529       151,969            0    (238,215)       925,236
         0         2,147            0           0        168,326
  --------    ----------   ----------    --------    -----------

     8,459       717,161            0    (258,470)     4,663,538

     1,322       221,823            0           0      2,709,553
        62        53,741           19           0        324,192

         0             0            0       1,470      1,678,309
      (333)     (414,305)    (194,824)    (12,020)    (2,618,545)
       (52)     (572,631)   2,765,312           0              0
       233       182,244   (1,160,931)          0              0
     2,247       (26,941)       1,952      (2,000)      (207,611)
   134,205      (698,923)           0           0              0
         0       (19,312)           0           0        (19,312)
  --------    ----------   ----------    --------    -----------

   146,143      (557,143)   1,411,528    (271,020)     6,530,124
   -------    ----------   ----------    --------    -----------

  $146,143    $4,196,054   $4,424,600    $254,616    $38,858,161
  ========    ==========   ==========    ========    ===========

The accompanying notes to financial statements are an integral part of this statement.

                    TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

        (formerly Trump Castle Resort By The Bay Retirement Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

    Basis of Accounting-

        The accompanying financial statements of the Trump Castle Hotel & Casino Savings Plan (formerly Trump Castle Resort By The Bay Retirement Savings
        Plan) (the "Plan") have been prepared on the accrual basis of accounting.

    Plan Expenses-

        Expenses related to the administration of the Plan have been paid by Trump Castle Associates, L.P. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $31,000 in 1997.

    Investments-

        The investments included in the statement of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

    Use of Estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PLAN DESCRIPTION:

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General-

        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on September 1, 1986. All full or part-time nonunion employees, become eligible for participation in the Plan on the enrollment date immediately following the completion of 6 months of service (effective January 1, 1998, 12 months of service) and the attainment of age 18.

        The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

    Contributions-

      Participants-

        Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation, as defined. Highly compensated employees, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1997 limit was $9,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

      Plan Sponsor-

        The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 2.5% of the participant's annual compensation, as defined (effective January 1, 1998, 3%).

      Participant Rollovers-

        The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

    Distributions to Participants-

        Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $3,500, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

        A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

        Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1997.

      Vesting-

        Voluntary contributions are fully vested at all times and are not subject to forfeiture.

        The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

          Years of Continuous Service              Percentage Vested
          ---------------------------              -----------------

             Less than two years                            0%
             Two years                                     25
             Three years                                   50
             Four years                                    75
             Five years or more                           100

      Forfeitures-

        The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1997, $55,837 was used to reduce Plan Sponsor contributions. As of December 31, 1997 and 1996, $47 and $11,421 were available to reduce future Plan Sponsor contributions, respectively.

      Loans-

        The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1997 had interest rates ranging from 8.0% to 12.0%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3) INVESTMENTS:

    Participants can invest their funds in thirteen available investment vehicles as described below-

      Mutual Funds-

        Pacific Fund - An overseas fund investing in equities of corporations based in the Far East and Western Pacific. This fund provides a long-term objective of capital appreciation.

        Federal Securities Fund - A securities fund investing in United States Government agencies seeking a high current return.

        Capital Fund - Mutual Fund investing in equity securities of undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

        Basic Value Fund - Mutual Fund investing in equity and debt securities of financially strong companies. This fund's objective is to seek capital appreciation.

        Growth Fund - Mutual fund investing in equity securities with the objective of capital appreciation.

        Global Allocation Fund - Mutual fund investing in United States and foreign equity, debt and money market securities with the objective of capital appreciation.

        Templeton Foreign Fund - Mutual fund investing in virtually any type of security in any country outside of the United States in developed or emerging markets. The fund's objective is long-term capital growth.

        MFS Emerging Growth Fund - Mutual fund investing in small and medium sized companies with growth rates expected to be well above the growth rate of the overall economy and rate of inflation.

        Davis New York Venture Fund - Mutual fund investing primarily in equity securities of United Sates and foreign companies with the objective of capital appreciation.

        Delaware Trend Fund - Mutual fund investing in securities of financially strong companies with the objective of achieving a moderate return with limited risk.

      Common Stock-

        Trump Hotel & Casino Resorts, Inc. ("THCR") Common Stock - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

      Money Market Funds-

        Retirement Preservation Trust Fund - Fund investing in money market funds that seek the highest current income consistent with liquidity and stability of principal, but investing in short-term money market instruments.

        Ready Assets Trust Fund - Fund investing in money market funds.

(4) TAX STATUS:

    The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the International Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) PLAN TERMINATION:

    While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6) RELATED PARTY
    TRANSACTIONS:

    Certain Plan investments include shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

    Certain Plan investments include shares of THCR common stock and, therefore, these transactions qualify as party-in-interest.

    The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

    Transfers out of the Trump Castle Hotel & Casino Savings
      Plan, net                                                       ($207,611)
    Transfers out of the Trump Taj Mahal Hotel & Casino
      Savings, net                                                     (410,240)
    Transfers out of Trump Plaza Hotel & Casino Savings Plan, net    (4,142,742)
    Transfers to the Trump Casino Services Savings Plan               4,760,593
                                                                      ---------
                   Net Related Plan Transfers                                $0
                                                                      =========

                                                                      SCHEDULE I

                       TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

       (formerly Trump Castle Casino Resort By The Bay Retirement Savings Plan)

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                AS OF DECEMBER 31, 1997

                 EMPLOYER IDENTIFICATION #22-2608426, PLAN NUMBER 001

      (b) Identity of
           issuer,          (c) Description of investment
      borrower, lessor    including maturity date, rate of
             or             interest, collateral, par or                   (e) Market
(a)    similar party               maturity value              (d) Cost       Value
---  -------------------  ----------------------------------  -----------  ----------
 *   Merrill Lynch        Pacific Fund, Overseas Equity
                            Securities, 124,621 units of
                            participation                     $2,578,326   $2,114,825

 *   Merrill Lynch        Federal Securities Fund, U. S.
                            Government  Agencies, 249,665
                            units of participation             2,394,586    2,434,240

 *   Merrill Lynch        Capital Fund, Equity Securities,
                            191,220 units of participation     5,648,919    6,598,997

 *   Merrill Lynch        Basic Value Fund, Equity and
                            Debt Securities, 262,771 units
                            of participation                   7,280,100    9,743,550

 *   Merrill Lynch        Growth Fund, Equity Securities,
                            197,458 units of participation     5,018,485    5,657,165

 *   Merrill Lynch        Global Allocation Fund, U. S. and
                            Foreign Equity and Debt
                            Securities, 107,558 units of
                            participation                      1,547,099    1,520,865

     Templeton Funds      Templeton Foreign Fund, Foreign
                            Equity and Debt Securities,
                            21,137 units of participation        241,283      210,316

     MFS Fund             MFS Emerging Growth Fund, Equity
                            Securities, 9,515 units of
                            participation                        350,235      344,258

     Davis Funds, Inc.    Davis New York Venture Fund,
                            Foreign Equity Securities,
                            38,742 units of participation        870,390      865,109

     Delaware Group       Delaware Trend Fund, Equity
                            Securities, 1,832 units of            31,773       31,474
                            participation
                                                              ----------   ----------

           Total investment in Mutual Funds                   25,961,196   29,520,799
                                                              ----------   ----------


                                          -2-
                                                                            SCHEDULE I
                                                                           (continued)

      (b) Identity of
           issuer,          (c) Description of investment
      borrower, lessor    including maturity date, rate of
             or             interest, collateral, par or                   (e) Market
(a)    similar party               maturity value              (d) Cost       Value
---  -------------------  ----------------------------------  -----------  ----------

 *   Merrill Lynch        Retirement Preservation Trust
                            Fund, Money Market Funds,
                            146,143 units of participation    $   146,143  $   146,143

 *   Merrill Lynch        Ready Assets Trust Fund, Money
                            Market Funds, 4,196,054 units of
                            participation                       4,196,054    4,196,054
                                                              -----------  -----------
           Total investment in Money Market Funds               4,342,197    4,342,197
                                                              -----------  -----------

**   Trump Hotels &       Trump Hotels & Casino Resorts,
      Casino Resorts,       Inc., Common Stock, Equity
      Inc.                  Security, 47,241 units of
                            participation                         450,020      315,949
                                                              -----------  -----------

     Participants'        Interest rates ranging from 8.0%
     loans                  to 12.0% and maturities ranging
                            from 1998 through 2011              4,424,600    4,424,600
                                                              -----------  -----------
                                                              $35,178,013  $38,603,545
                                                              ===========  ===========

                                 * Denotes party-in-interest
                                ** Denotes related party

 The accompanying notes to financial statements are an integral part of this schedule.

                                                                                                                         SCHEDULE II

                                              TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN

                              (formerly Trump Castle Casino Resort By The Bay Retirement Savings Plan)

                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                              FOR THE YEAR ENDED DECEMBER 31, 1997 (A)

                                        EMPLOYER IDENTIFICATION #22-2608426, PLAN NUMBER 001


   (a) Identity of Party                                                   (c) Purchase
          Involved                       (b) Description of Asset              Price        (d) Selling Price   (g) Cost of Asset
----------------------------  -----------------------------------------  -----------------  -----------------  -------------------
Merrill Lynch                 Pacific Fund-
                                483 Purchases                               $2,092,351                   N/A         $2,092,351
                                561 Sales                                          N/A            $2,371,248          2,303,218

Merrill Lynch                 Capital Fund-
                                472 Purchases                                1,986,329                   N/A          1,986,329
                                602 Sales                                          N/A             1,767,668          1,556,082

Merrill Lynch                 Federal Securities Fund-
                                393 Purchases                                  862,968                   N/A            862,968
                                581 Sales                                          N/A             1,030,999          1,028,112

Merrill Lynch                 Basic Value Fund-
                                562 Purchases                                3,936,068                   N/A          3,936,068
                                623 Sales                                          N/A             2,544,247          2,122,917

Merrill Lynch                 Growth Fund-
                                554 Purchases                                3,737,552                   N/A          3,737,552
                                576 Sales                                          N/A             2,577,142          2,264,738

Merrill Lynch                 Ready Assets Trust Fund-
                                748 Purchases                                3,680,277                   N/A          3,680,277
                                591 Sales                                          N/A             4,212,089          4,212,089

Merrill Lynch                 Loan Fund-
                                219 Purchases                                2,820,563                   N/A          2,820,563
                                123 Sales                                          N/A             1,405,116          1,405,116

                                 (h) Current Value of
   (a) Identity of Party                Asset                (i) Net Gain
          Involved               on Transaction Date            (Loss)
----------------------------  --------------------------   -----------------
Merrill Lynch
                                      $2,092,351                       N/A
                                       2,371,248                   $68,030

Merrill Lynch
                                       1,986,329                       N/A
                                       1,767,668                   211,586

Merrill Lynch
                                         862,968                       N/A
                                       1,030,999                     2,887

Merrill Lynch
                                       3,936,068                       N/A
                                       2,544,247                   421,330

Merrill Lynch
                                       3,737,552                       N/A
                                       2,577,142                   312,404

Merrill Lynch
                                       3,680,277                       N/A
                                       4,212,089                        0

Merrill Lynch
                                       2,820,563                       N/A
                                       1,405,116                        0

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1997.

The accompanying notes to financial statements are an integral part of this schedule.